

March 11, 2026

Kevin Knopp
Chief Executive Officer
908 Devices Inc.
44 3rd Avenue
Burlington, MA 01803

> **Re: 908 Devices Inc.**
> **Registration Statement on Form S-3**
> **Filed March 09, 2026**
> **File No. 333-294130**

Dear Kevin Knopp:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Trevor Bossi, Esq.